SRIRAM (SRI) RAMANATHAN

[redacted]

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Experience

CTO AI Platform Development - Genpact

Sri is responsible for defining and executing on Genpacts AI strategy in the Vision, NLU and Conversational AI domains. He owns and runs a globally distributed 250 strong engineering focused product development team team based in Silicon Valley, Boston and Pune.

Group VP AI Bots and Mobile - Oracle Cloud Platform Jan 2016 - August 2018
Redwood Shores, CA.
As Product leader for the AI Bots and Mobile Digital product portfolio, Sri successfully incubated, built shipped and sold a host of product innovations to the market including the Oracle multichannel BaaS (Backend As A Service) and the Oracle big data driven AI Bots platform, Oracles first AI service. Directly created multiple distribution channels and alliances to drive product uptake and success and grew the business from zero to 50 milllion in revenue in 12 months. Achieved leadership position for the first time in Gartner's Magic Quadrant and Forrester's Digital Wave.

CTO ▪ Aug 2011 - Dec 2015
Kony Inc. ▪ Sandlake Road, Orlando FL (Sold to Temenos for 550m)

Sri was responsible for driving Kony's mobile product engineering and execution for all of Kony's portfolio, including the Kony Design product (Kony Visualizer), the Kony development framework and tools, Kony's runtime mBaaS (Mobile Backend As a Service) offering, Kony's Management product and Kony's apps. In addition, Sri was also responsible for the PaaS (Platform as a Service) agnostic cloud fabric and Kony's SaaS (Software As A Service) platform (Mobile Fabric). Sri was instrumental in

- Kony's position in the Leader quadrant of the Gartner MQ (Magic Quadrant) for the MADP (Mobile App Dev Platform) segment in 2013.
- Kony's leadership position in the Forrester Mobile Infrastructure Wave in 2013
- Running a 600 person multi-geo R&D organization

IBM Distinguished Engineer ▪ June 2009 – Aug 2011
IBM. ▪ Austin/Tampa

The DE (Distinguished Engineer) role is a CEO (Sam Palmisano at the time appointed Sri) level appointment and represents the pinnacle of IBM's technical leadership hierarchy. IBM's DE community represents the tip of the IBM technical spear and typically lead and maintain IBM's

position in their respective areas of technology expertise. During his highly recognized tenure as a DE, Sri was responsible for:

- CTO execution for IBM's Strategy in Mobile, Cloud and Telecommunications technology and the services delivery associated with the product suite.
- Interlock between the Software Group and GBS (Global Business Services) for the mobile and telecom portfolio.
- Leadership of multiple mission critical FOAK (First of a Kind) Technology initiatives within IBM.
- Performed technical due diligence for multiple billions of IBM M&A activity tied to the, digital and telecommunications domains.

IBM Master Inventor ▪ Jan 2008 – Aug 2011
IBM. ▪ Tampa, FL

IBM Master Inventors represent the most creative individuals within the IBM technology community. Master inventors typically serve a 3 year term after which in some cases they are renewed. In his tenure as an IBM Master Inventor

- Sri led the most prolific IDT (Invention Development Team) focused on Emerging Technologies in the Digital, Cloud and Mobile domain and is directly responsible and has his name on over 140 high value patents issued over the last 10 years.
- Mentored multiple dozens of inventors globally throughout the IBM technical community to creatively harness their invention filing potential.
- Worked closely with IBM's IP attorneys to beach-head, market, monetize and protect IBM's IP in the wireless, digital media and mobile domains.

IBM Executive Architect ▪ Feb 2001 – June 2009
IBM. ▪ Various Global Locations

As an executive architect at IBM Sri led numerous client and industry focused projects primarily based around emerging and Pre GA IBM technology. Some of these projects are described below:

- Sri was the chief architect for a major eighteen month long transformation for a Tier 2 carrier based in the US. The transformation involved all of the over one hundred IT systems in the carrier, along with critical technology upgrades in the core wireless network
- As a focused six-month effort, Sri led a team within IBM focused on the development of a reference architecture for the next generation IP enabled Smart Grid. This initiative, the outputs of which were wholly dedicated to the public domain was delivered in collaboration with SCE (Southern California Edison), a premier utility and Cisco's Smart Grid team. The output reflects the core subset of IBM work products and deliverables that comprise an industry reference architecture, and is based on evolving industry and technology standards, IBM's best practices and is realizable using industry standard components. This project resulted in the team being awarded a divisional OTAA (Outstanding Technical Achievement Award) for material contributions to IBM and the smart grid and utility industries.
- As the enterprise architect for a Tier 1 Wireless Carrier, Sri led the delivery of the IBM program charted with delivering a carrier grade e-commerce platform and a portal based SDP

(Service Delivery Platform). The e-commerce delivery project combined the vending of traditional and non-traditional (digital media products) to current and new subscribers. The portal based SDP permits the creation and delivery of multiple revenue generating services via a JSR 168 compliant IBM portal platform allowing subscribers to use these services over traditional browsers as well as their handsets. This program had significant carrier grade non-functional requirements including continuous availability accomplished via geo-redundancy and massive, cost effective scalability and key components were delivered in less than 120 days into the carrier's North American production wireless network.

- As the IBM chief architect for another major Tier 1 Wireless Carrier, Sri led the largest SPDE (Service Provider Delivery Environment) based Service Delivery Platform implementation within IBM in North America, The program, comprised of multiple constituent projects, was worth around 250 million dollars, involved approximately 200 IBM personnel, spanned IBM teams around the globe and resulted in significant exposure and recognition from analysts as to the strategic positive ramifications of the project to the carrier. One part of this program at the carrier involved a project, which implemented the largest services based network exposure of telecommunications services to carrier customers. Another project within the program involved the architecture, design and implementation of the largest IBM middleware based portal worldwide, using the framework of which, wireless e-care features and a comprehensive digital media ingestion and distribution framework based on nascent IBM product were created and delivered to the carrier's customers. Sri was awarded both an OTAA as well as the Chairman's Corporate Award for technical contributions to IBM and the telecommunications industry (the highest technical award within IBM globally).
- As the IBM lead architect for a national US based wireless networking company, Sri defined the architecture for the nationwide deployment of a broadband network using 802.11b and 802.11g. The solution when completely deployed was envisaged to reach over 90% of the US population. The back office for the solution provided EAP compliant AAA functionality, permitted roaming amongst multiple vendors, provided the necessary CARE functionality and provided for the mediation of this data to facilitate wholesale billing.
- As the lead architect for a strategic mobile initiative of a police department, Sri defined a pervasive computing product architecture that allowed police-cruiser embedded wireless units to interact with backend systems, and allowed these units to communicate with one another using a public Wireless Wide Area Network. The solution was implemented using IBM's WES (Websphere Everyplace Suite) and was the earliest production implementations of the WES suite.
- As a solutions architect, Sri was responsible for the mobile strategy and architecture of a major financial services company. The cutting edge solution employed the extension of the customer's web architecture to the wireless arena in a network and device agnostic manner. A comprehensive push model was also supported, facilitating the generation and delivery of time sensitive alerts over a variety of channels including SMS, HDML-push, e-mail and voice channels.
- Sri designed a mobile architecture for an automobile service company in the Mid West. The architecture supported a distributed, embedded and intermittently connected application that was managed and controlled by using the core components of the WES suite, including the IBM Synchronization Manager, the wireless gateway, MQSeries, and DB2 everyplace, all beta products at the time.

Middleware Product Architect ▪ October 1998 – Feb 2001

CommerceQuest. ▪ Tampa, FL

Commercequest was a B2B product company that at the time focused on B2B integration tools and runtime software in the then nascent and rapidly evolving B2B space. As a middleware product architect Sri was responsible for

- Product Definition of the enableNet B2B Gateway platform. This included the design of a connector framework that allowed data to be sent into the service via various protocols such as HTTP, FTP and TCP/IP sockets, the logging infrastructure that permitted operational monitoring and the status model that allowed customer visibility into the core switch. The solution was Java based running on a network of Windows based servers with some functionality running on an OS/390 back end, using MQSeries/XML for transport and DB2 as the repository.
- Sri also provided advisory consulting services for several early customers of the platform.

Member Technical Staff ▪ March 1992 – October 1998

Verizon (Formerly GTE). ▪ Tampa, FL

Sri's career in Verizon was spent as a technical contributor and then a technical leader over several years for two mission critical projects, as described below

- As a lead architect and one of the founding members of the AAIS (Automated Activation and Inventory System) project, Sri designed and built the middleware portions of the product that today still drives all key network activation and inventory management functions in the Verizon wire-line and wireless network. This was an extremely risky project and at the time was the 14th attempt to replace the legacy technology outsourced to GE. His team succeeded against all odds in taking this project to production in 24 months working every weekend for the final year to deliver more than a million and a half lines of mission critical code.
- Sri was a System interfaces team-lead for the AWAS (Automated Work Administration System) project which I joined in 1992. This project was the first mobile project in GTE's history and used a Linear Programming "Simplex" algorithm to ensure that when a trouble ticket or Service Order came into to the telephone company that the right person with the right skills was routed to the right hotspot so as to meet customer commitments. The Systems interfaces team that he led had 6 programmers on it and was responsible for all the protocol conversion (TCP/IP, LU6.2, Queuing, mainframe emulation, DCE RPC (Remote Procedure Calls) and other networking technologies to get data in and out of the AWAS core.

Research Assistant ▪ June 1990 – May 1992

Industrial and Management Systems Engineering, University of South Florida. ▪ Tampa,

As a Research Assistant on a Graduate School Fellowship, Sri built and delivered a case tool that automated the testing process for a flight simulator project funded by Reflectone Inc., a Tampa Based Flight simulator manufacturer.

Skills

- Leadership and Innovation – Driving Large-Scale multi-Geo teams focused on product innovation and delivery and sales
- AI - Neural Networks, NLP Engines, Supervised Machine Learning.
- Mobile Technology – Client OS platforms, development frameworks, tooling and mBaaS (Mobile Backend As a Service)
- Cloud Technology and Infrastructure – PaaS (Platform as a Service) and SaaS (Software as a Service).
- Enterprise Mobility including the entire multichannel SDLC.
- Middleware and integration Technology.
- Systems Management Technology.
- Intellectual Property – IP Law, offensive and defensive patenting techniques, patent proofs.
- New Technology Evaluation.

Education

University of South Florida, Tampa FL
July 1990 - May 1992 ▪ MS (Master of Science), Industrial Engineering.

Birla Institute of Technology and Science, Pilani, India.
July 1986 - May 1990 ▪ MSc (Tech) . Engineering Technology

References

Available on Request